First Trust Private Credit Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(877) 779-1999

September 1, 2022

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ray Be

Re:	First Trust Private Credit Fund
File Nos. 333-264365; 811-23792

Dear Mr. Be:

The following responds to the additional comments you provided via telephone on August 10, 2022 in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register First Trust Private Credit Fund (the “Fund” or “Registrant”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

1.            Comment: In the first paragraph under “Investment Strategies,” it states, “Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to a diverse portfolio of private credit instruments. For the purpose of this policy, “private credit instruments” include, without limitation, those that are issued in private offerings or by private companies, such as commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, debentures, bank loans, convertible and preferred securities, and privately-placed debt issued by a public company.” Please provide an explanation of what is intended for “privately-placed debt issued by a public company“.

Response: The Registrant has revised the disclosure as follows (changes are reflected in underlined and bold font.)

“Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to a diverse portfolio of private credit instruments. For the purpose of this policy, “private credit instruments” include, without limitation, those that are issued in private offerings by private or public companies, such as commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, debentures, bank loans, and convertible and preferred securities~~, and privately-placed debt issued by a public company~~. These instruments may be acquired directly from the issuer or in secondary market transactions.”

2.            Comment: The third paragraph states, “In selecting investments, the Investment Adviser and Sub-Advisers may consider maturity, yield and ratings information and opportunities for price appreciation among other criteria and do not target any particular allocations to investment grade and non-investment grade fixed income investments”. Please revise to clearly explain what type of investments an investor would expect to gain exposure.

Response: The Registrant has added the below paragraph above the third paragraph as follows.

“The Investment Adviser and Sub-Advisers target investments that they consider undervalued.  In selecting investments, the Investment Adviser and Sub-Advisers consider maturity, yield and ratings information and opportunities for price appreciation among other criteria. In addition, they analyze an investment's collateral quality, credit support, structure, as applicable, in addition to market conditions. The Investment Adviser and Sub-Advisers may sell investments if it is determined that any of the mentioned factors have changed materially from their previous analysis or that other factors indicate that an investment is no longer earning a return commensurate with its risk.  They do not target any particular allocations to investment grade and non-investment grade fixed income investments.  The Fund will primarily hold a combination of investment grade and non-investment grade debt and investments ranging from medium to longer term maturities, which may vary from time to time.  While there are no specific criteria or target thresholds, the Investment Adviser and Sub-Advisers attempt to diversify risks that arise from position sizes, geography, ratings, duration, deal structure and collateral values.

* * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (626) 914-1360.

Sincerely,

/s/ JOY AUSILI
Joy Ausili

Cc:	Veena Jain, Faegre Drinker Biddle & Reath LLP